UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                       FORM 12b-25

                                NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ]  Form N-SAR

For Period Ended:   December 31, 2002

[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Everlert, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1201 E.
Warner Ave.

City, State and Zip Code:  Santa Ana, CA  92705

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check box if appropriate)

(a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not complete its review and preparation of the Company's Financial Statements for the period ended December 31, 2002 and the related disclosures in Parts I and II of Form 10-KSB by March 31, 2003 without unreasonable effort and expense because the Company and the Company's auditor's are in the process of compiling information, all of which has not yet been received.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this
notification   James Alexander, President -CEO

(714) 966-0710

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X]  Yes     [   ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof? [   ]  Yes     [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Everlert, Inc.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003

/s/ James Alexander
James Alexander President, CEO